UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-39259

China Liberal Education Holdings Limited

Zhongguancun MOOC Times Building, Room 1618

18 Zhongguancun Street, Haidian District

Beijing, People’s Republic of China 100190

+86-010-6597-8118

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of China Liberal Education Holdings Limited’s 2021 Annual General Meeting

At the 2021 annual general meeting of shareholders of China Liberal Education Holdings Limited (the “Company”) held on October 18, 2021 at 9:30 a.m. Beijing Time, at Room 1618 Zhongguancun MOOC Times Building, 18 Zhongguangcun Street, Haidian District, Beijing, People’s Republic of China 100190, the shareholders of the Company approved and adopted the following resolutions:

1.	to re-elect Ngai Ngai Lam, Nan Hu, Alison Tsang, Wandong Chen, and Xinyu Deng as directors of the Company to hold office until the next annual general meeting;
2.

To approve, ratify and confirm the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021, and to fix its remuneration, as authorized by the audit committee (the “Audit Committee”) of the board of directors of the Company (the “Board”);

3.	to adopt the Company’s annual accounts;
4.	to allocate the Company’s net income for the fiscal year ended December 31, 2020 to general corporate purposes; and
5.	to adopt the 2021 Share Incentive Plan of the Company.

A total of 5,337,311 votes, representing 43.22% of the votes exercisable as of July 30, 2021, the record date, were present in person or by proxy at the annual general meeting. The results of the votes were as follows:

	Resolution	For	Against	Abstain
1	to re-elect each of the following current directors as directors comprising the Board of the Company to hold office until the next annual general meeting:
	Ngai Nai Lam	5,287,514	9,667	40,130
	Nan Hu	5,287,527	9,654	40,130
	Alison Tsang	5,287,779	9,402	40,130
	Wandong Chen	5,287,778	9,403	40,130
	Xinyu Deng	5,287,778	9,402	40,131
2	to approve, ratify and confirm the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021 and to approve, ratify and confirm the Audit Committee’s authorization of the Board to fix its remuneration	5,290,905	5,601	40,805
3	to adopt the Company’s annual accounts	5,288,104	9,012	40,195
4	to allocate the Company’s net income for the fiscal year ended December 31, 2020	5,281,823	15,993	39,495
5	to adopt the 2021 Share Incentive Plan of the Company	5,265,785	42,812	28,714

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Liberal Education Holdings Limited

Date: October 21, 2021	By:	/s/ Ngai Ngai Lam
	Name:	Ngai Ngai Lam
	Title:	Chief Executive Officer and Chairperson of the Board of Directors

3